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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 7 )*



                              JEFFERIES GROUP, INC.
                              ---------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)



                                    472318104
                                 (CUSIP Number)
                                 --------------




Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
CUSIP No.  472318104

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank E. Baxter
-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-----------------------------------------------------------------------------
               5    SOLE VOTING POWER

  NUMBER OF           1,657,498 shares of Common Stock at December 31, 1997
   SHARES             ------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY
    EACH                       - 0 -
  REPORTING            -----------------------------------------------------
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH
                      1,622,606 shares of Common Stock at December 31, 1997
                      ------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                       48,950 shares of Common Stock at December 31, 1997
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,706,448 shares of Common Stock at December 31, 1997
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES* [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.41%
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12   TYPE OF REPORTING PERSON*

              IN
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                      * SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G

ITEM 1.

      (a)       Name of Issuer:

                Jefferies Group, Inc. (the "Company")

      (b)       Address of Issuer's Principal Executive Offices:

                11100 Santa Monica Boulevard
                10th Floor
                Los Angeles, California 90025

ITEM 2.

      (a)       Name of Person Filing:

                Frank E. Baxter

      (b)       Address of Principal Business Office or, if none, Residence:

                11100 Santa Monica Boulevard
                10th Floor
                Los Angeles, California 90025

      (c)       Citizenship:

                United States

      (d)       Title of Class of Securities:

                Common Stock, $.01 par value ("Common Stock")

      (e)       CUSIP Number:

                472318104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)       [ ]  Broker or Dealer registered under Section 15 of
                     the Act

      (b)       [ ]  Bank as defined in section 3(a)(6) of the Act

      (c)       [ ]  Insurance Company as defined in section 3(a)(19)
                     of the Act

      (d)       [ ]  Investment Company registered under section 8 of
                     the Investment Company Act


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      (e)       [ ]  Investment Adviser registered under section 203 of
                     the Investment Advisers Act of 1940

      (f)       [ ]  Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

      (g)       [ ]  Parent Holding Company, in accordance with ss.
                     240.13d-1(b)(ii)(G)(Note: See Item 7)

      (h)       [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


ITEM 4.    OWNERSHIP

           The following sets forth beneficial ownership information at December 31, 1997:

      (a)       Amount Beneficially Owned:

                1,706,448 shares of Common Stock*

           * Mr. Baxter's beneficial ownership includes 24,000 shares held in trust for certain family members.

      (b)       Percent of Class:

                8.41%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:

                1,657,498 shares of Common Stock

           (ii) shared power to vote or to direct the vote:

                 - 0 -

          (iii) sole power to dispose or to direct the disposition of:

                1,622,606 shares of Common Stock

           (iv) shared power to dispose or to direct the disposition of:



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                     48,950 shares of Common Stock

      The number of shares beneficially owned by Mr. Baxter includes 34,892 shares allocated to his account under the Jefferies Group, Inc. Employees' Stock Ownership Plan (as to which shares he has sole voting power and no dispositive power) and 48,950 shares allocated to his account under the Jefferies Group, Inc. Capital Accumulation Plan for Key Employees (as to which he has no voting power and which are subject to certain restrictions on disposition).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

           Not applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY

           Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.


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ITEM 10. CERTIFICATION

           By signing below the filing person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

           The filing of this Schedule 13G and amendments thereto, and the statements herein and therein, shall not be construed as an admission that the filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein or therein.


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 11, 1998

                                          /s/  Frank E. Baxter
                                   -----------------------------------
                                            Frank E. Baxter